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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

American Greetings Corporation
(Name of Issuer)
Class B Common Shares
(Title of Class of Securities)
026375-20-4
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	026375-20-4

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Irving I. Stone Foundation
	34-1892327

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) N/A
	(b) N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		203,964

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		203,964

WITH:	8	SHARED DISPOSITIVE POWER

		N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	203,964

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.31%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

Schedule 13G
Item 1(a). Name of Issuer: American Greetings Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
American Greetings Corporation
One American Road
Cleveland, Ohio 44144
Item 2(a). Name of Person Filing: Irving I. Stone Foundation
Item 2(b). Address of Principal Business Office or, if none, Residence:
One American Road
Cleveland, Ohio 44144
Item 2(c). Citizenship: The Irving I. Stone Foundation was incorporated and organized in the State of Ohio in the United States.
Item 2(d). Title of Class of Securities: Class B Common Shares
Item 2(e). CUSIP No: 026375-20-4
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J);
Item 4. Ownership:
Number of Shares: 203,964
Percentage of Outstanding Shares: 6.31%
Sole Voting Power: 203,964

Shared Voting Power: N/A
Sole Dispositive Power: 203,964
Shared Dispositive Power: N/A
Item 5. Ownership of Five Percent or Less of a Class: N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A
Item 8. Identification and Classification of members of the Group: N/A
Item 9. Notice of Dissolution of Group: N/A
Item 10. Certification: N/A
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Gary Weiss
Name:	Gary Weiss
Title:	President
Date:	4/14/2010